UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

BANCINSURANCE CORPORATION
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05945K-10-2
(CUSIP Number)

Arthur McMahon, III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Falcon Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.71%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fenist, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,486,996
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,486,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.16%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John S. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☒

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

743,873
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,123,123
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
2,493,873

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,866,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.40%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barbara K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

647,068
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
647,068

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,397,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.17%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carla A. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
-0-

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel J. Clark

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

212,123
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
212,123

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

212,123

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.09%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph E. LoConti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

144,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
144,000

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

144,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.77%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward Feighan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

41,881
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
41,881

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.81%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

45,640
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
45,640

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

45,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew D. Walter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

296,411
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
296,411

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

296,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.69%

14	TYPE OF REPORTING PERSON*

IN

EXPLANATORY NOTE

This amendment to Schedule 13D (this “Schedule 13D”) amends the Schedule 13D Amendment No. 4 filed on August 11, 2010, amending prior Schedules 13D, by Falcon Equity Partners, L.P., Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol, Daniel J. Clark, Joseph E. LoConti, Edward Feighan, Charles Hamm and Matthew D. Walter (collectively, the “Rollover Shareholders”) relating to the common shares, without par value (the “Common Shares”), of Bancinsurance Corporation (the “Company”).

As described more fully in the Schedule 13D Amendment No. 4, on August 10, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fenist, LLC, an Ohio limited liability company (“Parent”), and Fenist Acquisition Sub, Inc., a wholly-owned subsidiary of Parent and an Ohio corporation (“Acquisition Sub”), pursuant to which Acquisition Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

As described more fully in Items 4 and 6 below, on October 14, 2010, each of the Rollover Shareholders entered into a Contribution and Voting Agreement (each, a “Contribution and Voting Agreement” and, collectively, the “Contribution and Voting Agreements”) with Parent.  Concurrently with entering into the Contribution and Voting Agreements, each of the Rollover Shareholders entered into the Amended and Restated Operating Agreement of Parent (the “Operating Agreement”) and, as a result, became members of Parent.

Pursuant to the Contribution and Voting Agreements, the Rollover Shareholders have  agreed to (i) vote the Common Shares beneficially owned by each of them in favor of adopting the Merger Agreement and approving the Merger, (ii) contribute to Parent immediately prior to the Merger the 3,486,996 Common Shares collectively beneficially owned by them, excluding Common Shares that underlie currently exercisable options (the “Covered Common Shares”) and (iii) grant to Parent an irrevocable proxy with respect to the Covered Common Shares beneficially owned by each of them for purposes of certain votes of the Company’s shareholders regarding the Merger.

Item 1.  Security and Issuer

The name of the issuer is Bancinsurance Corporation.  The Company’s principal executive offices are located at 250 East Broad Street, Columbus, OH 43215.  This Schedule 13D relates to the Company’s common shares, without par value.

Item 2.  Identity and Background

Falcon Equity Partners, L.P.

(a)	Falcon Equity Partners, L.P. (“Falcon”)

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)
Falcon is an Ohio limited partnership whose sole members are the members of the Si Sokol family and trusts for the benefit of members of the Si Sokol family.  Falcon is filing with respect to the Common Shares directly owned by it.

(d)	Falcon, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Falcon, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Falcon being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fenist, LLC

(a)	Fenist, LLC (“Parent”)

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)
Parent is Ohio limited liability company organized solely in anticipation of the Merger whose members consist of the Rollover Shareholders.  Parent is filing with respect to the Covered Common Shares over which it holds limited voting power pursuant to the Contribution and Voting Agreements.

(d)	Parent, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Parent, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Parent being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. John S. Sokol

(a)	John S. Sokol

(b)	250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)
John S. Sokol is the Chairman of the Board and Chief Executive Officer of the Company and Ohio Indemnity, a wholly-owned subsidiary of the Company.  He is also the sole managing partner and a general partner of Falcon and the sole managing member of Parent.  John S. Sokol is filing individually, as custodian for his minor children, as the managing general partner and a general partner of Falcon and as the sole managing member of Parent.

(d)	John S. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
On November 16, 2009, the Securities and Exchange Commission filed, and on November 25, 2009 the United States District Court for the District of Columbia approved, settled enforcement actions against the Company and John S. Sokol that resolved an SEC investigation with respect to them. The settlement relates to one accounting matter in 2003 and first quarter of 2004: reserving for the Company’s since-discontinued bond program. Under the terms of his settlement, John S. Sokol consented, without admitting or denying the allegations in the complaint filed by the Commission, to the entry of a final judgment permanently enjoining him from violating Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5, 13b2-1 and 13b2-2 thereunder and from aiding and abetting any violation of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. He also agreed to pay a $60,000 civil penalty.

(f)	United States Citizen.

Ms. Barbara K. Sokol

(a)	Barbara K. Sokol

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)	Barbara K. Sokol is the sole trustee and beneficiary of the Family Trust of the Si Sokol Trust and a general partner of Falcon.

(d)	Barbara K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Barbara K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Barbara K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States Citizen.

Mr. James K. Sokol

(a)	James K. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)	James K. Sokol is Director of Development & Cultural Arts Programming, Osher Marin Jewish Community Center, 200 N San Pedro Road, San Rafael, CA 94903.

(d)	James K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
James K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in James K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Ms. Carla A. Sokol

(a)	Carla A. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7 th Floor, Columbus, Ohio 43215.

(c)	Carla A. Sokol is self-employed.

(d)	Carla A. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Carla A. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Carla A. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Daniel J. Clark

(a)	Daniel J. Clark.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. Clark is an entrepreneur.

(d)	Mr. Clark, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Clark, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Clark being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Joseph E. LoConti

(a)	Joseph E. LoConti.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. LoConti is special counsel to United Nations Insurance Agency, Inc., a specialty insurance agency with its principal place of business at 6140 Parkland Boulevard, Mayfield Heights, OH 44124.

(d)	Mr. LoConti, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. LoConti, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. LoConti being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Edward Feighan

(a)	Edward Feighan

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)	Mr. Feighan is the Chief Operating Officer of Evergreen National Indemnity Company, which has its principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(d)	Mr. Feighan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Feighan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Feighan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Charles Hamm

(a)	Charles Hamm.

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)
Mr. Hamm is the Chief Executive Officer and President of Evergreen National Indemnity Company and the Chief Executive Officer and President of Continental Heritage Insurance Company, each of which have their principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH  44124.

(d)	Mr. Hamm, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hamm being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Matthew D. Walter

(a)	Matthew D. Walter.

(b)	Talisman Capital Partners, 330 West Spring Street, Suite 400, Columbus, OH 43215.

(c)
Mr. Walter is a director of the Company and Chairman of Sarnova, Inc., a specialty distributor of health care products.  Sarnova’s principal office is located at 5000 Tuttle Crossing Blvd., Dublin, OH 43016

(d)	Mr. Walter, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Walter, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Walter being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Each of the undersigned who is an individual disclaims beneficial ownership of Common Shares owned by the other undersigned individuals, and this filing shall not be construed as an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned individual.

Any disclosures herein with respect to persons other than the Rollover Shareholders are made on information and belief after making inquiry to the appropriate party.

Item 4.  Purpose of Transactions.

On October 14, 2010, each of the Rollover Shareholders entered into a Contribution and Voting Agreement with Parent.  A copy of the Contribution and Voting Agreement entered into by John S. Sokol, Barbara K. Sokol, Falcon and trustees of certain trusts and custodians of certain custodial accounts, the beneficial owners of which are John S. Sokol and/or Barbara K. Sokol, is filed with this Amendment No. 5 to Schedule 13D as Exhibit 2.  The form of the Contribution and Voting Agreement entered into by each of the other Rollover Shareholders is filed with this Amendment No. 5 to Schedule 13D as Exhibit 3.  The discussion in this Item 4 is qualified in its entirety by Exhibits 2 and 3 to this Amendment No. 5 to Schedule 13D and each such exhibit is incorporated by reference herein.

Under the Contribution and Voting Agreements, the Rollover Shareholders have agreed to:

1. vote the Common Shares beneficially owned by each of them in favor of adopting the Merger Agreement and approving the Merger;

2. contribute to Parent immediately prior to the Merger the 3,486,996 Common Shares collectively beneficially owned by them (excluding Common Shares that underlie currently exercisable stock options);

3. grant to Parent an irrevocable proxy with respect to the Common Shares beneficially owned by each of them for purposes of any vote or consent of the Company’s shareholders regarding the Merger, the Merger Agreement and certain related matters; and

4. not dispose of the Common Shares beneficially owned by them during the term of the Contribution and Voting Agreements.

The Contribution and Voting Agreements will terminate upon the consummation of the Merger or the termination of the Merger Agreement.

Concurrently with entering into these agreements and as partial consideration therefor, each Rollover Shareholder entered into the Operating Agreement and was issued membership units in Parent.  Each Rollover Shareholder received a number of membership units of Parent proportionate to the respective contributions of Common Shares which each shareholder has committed to make to Parent pursuant to the Contribution and Voting Agreements.  As the sole managing member of Parent, John S. Sokol will have the power to direct voting  of the Covered Common Shares in votes or consents of the Company’s shareholders regarding the matters described in the Contribution and Voting Agreements, and therefore Mr. Sokol holds shared voting power of these Common Shares.

Except as described herein, the Rollover Shareholders have not formulated any plans, proposals or otherwise that related to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

The Company has represented in the Merger Agreement that the Company had 5,191,784 shares of its Common Shares outstanding as of August 9, 2010.  The Rollover Shareholders have the following interests in the Common Shares:

Falcon Equity Partners, L.P.

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)
Barbara K. Sokol owns, directly and indirectly as trustee of a trust for which she is the sole trustee and beneficiary, a 11.4 percentage interest in Falcon, John S. Sokol owns, directly and indirectly as trustee of trusts for the benefit of members of the Si Sokol family a 67.2 percentage interest in Falcon, and James K. Sokol and Carla A. Sokol each own directly a 19.1 percentage interest in Falcon. As the sole managing general partner, John S. Sokol has sole power to dispose or direct the disposition of the Common Shares held of record by Falcon.

(e)	Not Applicable.

Fenist, LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	None.
(d)
Pursuant to the Contribution and Voting Agreements, Parent has obtained an irrevocable proxy with respect to 3,486,996 Common Shares beneficially owned by the Rollover Shareholders for the purposes of certain votes regarding the Merger.

(e)	Not Applicable.

Mr. John S. Sokol

(a)	See page 4, nos. 11 and 13.
(b)
See page 4, nos. 7-10.  John S. Sokol owns of record or through a broker 297,626 Common Shares (which includes 12,453 restricted Common Shares which vest on July 31, 2011 and 40,512 restricted Common Shares which vest in one-half increments on July 27, 2011 and 2012 subject, in each case, to his continued employment with the Company on the applicable vesting date) and is also the beneficial owner of 380,000 Common Shares that underlie currently exercisable stock options, and 66,247 Common Shares that he holds as custodian for his minor children.  Mr. Sokol is also the sole managing member of Parent, and, therefore, has the ability to direct the voting of the Covered Common Shares in votes or consents of the Company’s shareholders regarding the matters set forth in the Contribution and Voting Agreements

(c)	None.
(d)	None.
(e)	Not Applicable.

Ms. Barbara K. Sokol

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. James K. Sokol

(a)	See page 6, nos. 11 and 13.
(b)	See page 6, nos. 7-10.
(c)	None.
(d)	None.
(e)	August 9, 2010.

Ms. Carla A. Sokol

(a)	See page 7, nos. 11 and 13.
(b)	See page 7, nos. 7-10.
(c)	None.
(d)	None.
(e)	August 9, 2010

Mr. Daniel J. Clark

(a)	See page 8, nos. 11 and 13.
(b)	See page 8, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Joseph E. LoConti

(a)	See page 9, nos. 11 and 13.
(b)	See page 9, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Edward Feighan

(a)	See page 10, nos. 11 and 13.
(b)	See page 10, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Charles Hamm

(a)	See page 11, nos. 11 and 13.
(b)	See page 11, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Matthew D. Walter

(a)	See page 12, nos. 11 and 13.
(b)
See page 12, nos. 7-10. Matthew D. Walter owns of record or through a broker 282,411 Common Shares and is the beneficial owner of 14,000 Common Shares that underlie currently exercisable stock options.

(c)	None.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

On October 14, 2010, each of the Rollover Shareholders entered into a Voting and Contribution Agreement with Parent, as defined and described above.

Other than (i) as described in this Schedule 13D and (ii) equity compensation arrangements, there are no contracts, arrangements, understandings or relationships among the Rollover Shareholders, or between the Rollover Shareholders and any other person, with respect to the securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Joint Filing Agreement
2.	Contribution and Voting Agreement, dated October 14, 2010, among Fenist, LLC, Falcon Equity Partners, L.P., John S. Sokol and Barbara K. Sokol
3.	Form of Contribution and Voting Agreement, dated October 14, 2010, by and between Fenist, LLC and certain Rollover
Shareholders
4.	Powers of Attorney

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. †

Dated: October 14, 2010

Falcon Equity Partners, L.P.

By:	/s/ *
John S. Sokol, managing general partner

Fenist, LLC

/s/ John S. Sokol
John S. Sokol, managing member

/s/ *
John S. Sokol,
Individually, as custodian for his minor children, as the managing general partner and a general partner of Falcon Equity Partners, L.P., and as the sole managing member of Fenist, LLC

/s/ *
Barbara K. Sokol,
Individually, as trustee of the Family Trust of the Si Sokol Trust and as a general partner of Falcon Equity Partners, L.P.

/s/ *
James K. Sokol,
Individually

/s/ *
Carla A. Sokol,
Individually

/s/ *
Daniel J. Clark,
Individually

/s/ *
Joseph E. LoConti,
Individually

/s/ *
Edward Feighan,
Individually

/s/ *
Charles Hamm,
Individually

/s/ *
Matthew D. Walter,
Individually

*	By Arthur McMahon, III, ATTORNEY-IN-FACT

/s/ Arthur McMahon, III

†
In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 4 to Schedule 13D is filed on behalf of the undersigned pursuant to a joint filing agreement among them, which is attached hereto as EXHIBIT 1.